                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM ___________ TO ____________


                         COMMISSION FILE NUMBER 1-10269

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612

                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

     4.   ERISA Financial Statements and Schedules and Exhibits:

          (a)  Financial Statements and Schedules:

               Independent Auditors' Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999 and the related Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000 - Allergan, Inc. Savings and Investment Plan.

               Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999 - Allergan, Inc. Savings and Investment Plan.

               Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000 - Allergan, Inc. Savings and Investment Plan.

               Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

               Schedule of Assets Held for Investment Purposes - At End of Year
               - Allergan, Inc. Savings and Investment Plan.

          (b)  Exhibits

               Exhibit 23 - Consent of KPMG LLP

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       ALLERGAN, INC. SAVINGS
                                       AND INVESTMENT PLAN


Date: June 28, 2001                    BY: /s/ ERIC K. BRANDT
      -------------                        -------------------------------------
                                               Eric K. Brandt
                                               Allergan, Inc. Corporate Benefits
                                               Committee (formerly known as
                                               Management Plan Committee)

                                 ALLERGAN, INC.

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules

Financial Statements                                                               Page
--------------------                                                               ----

Independent Auditors' Report ...................................................    1

Statements of Net Assets Available for Plan Benefits --
  December 31, 2000 and 1999....................................................    2

Statement of Changes in Net Assets Available for Plan Benefits -
  Year ended December 31, 2000..................................................    3

Notes to Financial Statements...................................................    4


Supplementary Schedules                                                          Schedule
-----------------------                                                          --------

Schedule of Assets Held for Investment Purposes --
  At End of Year................................................................    1

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and for the year ended December 31, 2000, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ KPMG LLP

Orange County, California
June 21, 2001

                                 ALLERGAN, INC.
                           Savings and Investment Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2000 and 1999

                                                    2000                  1999
                                               -------------         -------------

ASSETS

Investments, at fair value:

  Common Stock, Common/Collective
   Trusts, Mutual funds, and Participant
   Loans                                       $ 319,235,720         $ 242,387,868

Interest bearing cash and cash
  equivalents                                        294,440               311,285

Receivables:

     Accrued interest and dividends                  143,789                 4,228

     Sales pending settlement                        368,908               437,701
                                               -------------         -------------

Total Receivables                                    512,697               441,929
                                               -------------         -------------

         Total Assets                            320,042,857           243,141,082
                                               -------------         -------------

LIABILITIES

Payables:

     Purchases pending settlement                   (834,116)                  (39)

     Short-term fund investment fees                      --               (21,044)
                                               -------------         -------------

         Total Payables                             (834,116)             (193,769)
                                               -------------         -------------

Net assets available for Plan benefits         $ 319,208,741         $ 243,119,999
                                               =============         =============


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000

                                                      2000
                                                  -------------

Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments                       70,494,144

Interest                                              1,223,985

Dividends                                             1,278,948
                                                  -------------

Total investment income                              72,997,077

Contributions:
     Employer - Company match                         3,816,766

     Rollover contributions                           2,759,008

     Employees:
       Before tax                                    12,319,090
       After tax                                      1,189,547
                                                  -------------

Total contributions                                  20,084,411

Transfers from the Allergan Employee
  Stock Ownership Plan                                  510,356
                                                  -------------

Total additions                                      93,591,844
                                                  -------------

Deductions from Plan assets attributed to:

Withdrawals and distributions                       (17,488,271)

Administrative expenses                                 (14,831)
                                                  -------------

Total deductions                                    (17,503,102)
                                                  -------------

Increase in net assets
  available for Plan benefits                        76,088,742

Net assets available for Plan
  benefits, beginning of year                       243,119,999
                                                  -------------

Net assets available for Plan
  benefits, end of year                           $ 319,208,741
                                                  =============


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


(1)  Description of the Plan

     The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) and (k) of the Internal Revenue Code (Code) of 1986.

     Under terms of the Plan, eligible United States employees may voluntarily elect to contribute:

     1. Before-tax dollars up to the lesser of 20% of their defined compensation or $10,500 for the year ended December 31, 2000 under the provision 401(k) and 402(g) of the Code or,

     2. After-tax dollars up to 20% of their defined compensation, when aggregated with before-tax contributions, under provision 401(a) and 401(m) of the IRC or,

     3. Any combination of the above two elections; however, the total annual additions (participant contributions, company contributions, and allocated forfeitures) cannot exceed the lesser of 25% of the participant's defined compensation or $30,000 under section 415(c) of the Code.

     Under terms of the Plan, eligible Puerto Rico employees may voluntarily elect to contribute:

     1. Before-tax dollars up to the lesser of 10% of their defined compensation or $8,000 for the year ended December 31, 2000 under provision 165(e) of the Puerto Rico Income Tax Act or,

     2. After-tax dollars up to 15% of their defined compensation, when aggregated with before-tax contributions, under Puerto Rico Code or,

     3. Any combination of the above two elections; however, the total annual additions (participant contributions, company contributions, and allocated forfeitures) cannot exceed the lesser of 25% of the participant's defined compensation or $30,000.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


     Contributions

     For domestic employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

     For Puerto Rico employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

     Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

     Participant contributions are invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, INVESCO Balanced Fund, American Century Income and Growth Fund, J.P. Morgan SmartIndex Fund, American Century Ultra Fund, American Funds New Perspective Fund, American Century International Growth Fund, and Franklin Small Cap Growth A Fund, or any combination of the nine funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock which is invested in the Allergan, Inc. Common Stock Fund or sold with the proceeds re-invested in other investment options, based on participant elections.

     Investment Options

     Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

     A description of each investment fund follows:

     American Century Stable Asset Fund

     This is a stable value fund that seeks to protect principal from market volatility and seeks yields higher than money market funds at a relatively predictable annual return. The fund invests in a diversified portfolio of high quality investments issued by major financial institutions.

     INVESCO Balanced Fund

     This is an asset allocation fund that seeks high total return through capital appreciation and current income. The fund invests primarily in equities, normally 50% to 70% of its assets, and fixed income securities, normally 25% or more.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


     American Century Income and Growth Fund

     This is a domestic equity fund that seeks to provide dividend growth, current income and capital appreciation by investing in common stocks.

     J.P. Morgan SmartIndex Fund

     This is a domestic equity fund that seeks a consistently high total return from a diversified portfolio of stocks while maintaining risk characteristics similar to the S&P 500 Index.

     American Century Ultra Fund

     This is a domestic equity fund that seeks capital growth by investing in common stocks of companies with accelerating earnings and revenue growth. The fund invests generally in larger companies with market capitalization in excess of $5 billion.

     American Funds New Perspective Fund

     This is a global equity fund that seeds long term capital growth through investing in stocks of companies located around the world, including the U.S. The fund diversifies in blue chip companies in the U.S. and abroad. Fund managers emphasize multi national or global companies and focus on opportunities generated by changes in global trade patterns, including economic and political relationships.

     American Century International Growth Fund

     This is an international fund that seeks capital growth. The fund's managers target companies in their emerging growth phase, which they believe have the potential to rapidly grow revenues, earnings, or cash flow.

     Allergan, Inc. Common Stock

     This is an investment option allowing ownership in Allergan, Inc. Unlike the other investment choices in the plan, this fund is invested in only one company - Allergan, Inc. In general, a non diversified investment in only one company is more volatile than a diversified investment in multiple companies. The value of the common stock will be determined by the company's performance, the overall status of the stock market and the value the stock market assigns the stock.

     Participant Accounts

     Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


     Participant Loans Receivable

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

     Vesting and Forfeitures

     Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. In 2000, forfeitures totaled $478,953.

     Withdrawals

     Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

     Prior to age 59 1/2, employee "before-tax" contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

     Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


     Continuation of the Plan

     The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

     Investments

     Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the INVESCO Balanced Fund, American Century Income and Growth Fund, J.P. Morgan SmartIndex Fund, American Century Ultra Fund, American Funds New Perspective Fund, American Century International Growth Fund, and Franklin Small Cap Growth A Fund are based upon quotations obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair values of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Interest Bearing Cash and Cash Equivalents

     Interest bearing cash and cash equivalents represent amounts invested in UMB Scout Prime R, which consists of highly liquid short-term investments.

     Administrative Expenses

     Expenses incurred in the administration and operation of the Plan are paid by the Plan with forfeitures and dividends. Certain administrative expenses of the Plan are paid by the Company.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


(3)  Investments

     The following tables present the fair values of investments.

                                      2000

                                                  No. Shares,
                                                   Units or
                                                   Principal                                Fair
                                                    Amounts             Cost                Value
                                                  -----------       ------------        ------------

Common Stock:

      Allergan, Inc.*                              1,725,663        $ 45,175,350        $167,066,612
                                                  ==========        ============        ============

Common/Collective Trusts:

      American Century Stable Asset Fund*
       annual effective returns varying
       from 5.96% to 6.14% in 2000                28,571,299        $ 28,571,299        $ 28,571,299
                                                  ==========        ============        ============

Mutual Funds:

      INVESCO Balanced Fund*                       1,730,291        $ 30,226,230        $ 29,172,706
      American Century Income and
       Growth Fund*                                1,313,759          43,468,751          39,662,375
      J.P. Morgan SmartIndex Fund                     65,667           1,123,569           1,026,376
      American Century Ultra Fund*                   772,455          32,809,630          25,004,353
      American Funds New Perspective Fund*           716,011          21,398,700          17,220,060
      American Century International
       Growth Fund                                   167,062           2,173,797           1,825,987
      Franklin Small Cap Growth A Fund               117,239           5,333,368           4,611,003
                                                  ==========        ------------        ------------

      Total Mutual Funds                                            $136,534,045        $118,522,860
                                                                    ============        ============


* Investments represent 5% or more of the Plan's net assets.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


                                      1999

                                                 No. Shares,
                                                  Units or
                                                  Principal                              Fair
                                                   Amounts             Cost              Value
                                                 -----------       ------------       ------------

Common Stock:

      Allergan, Inc.*                             1,844,796        $ 32,462,058       $ 91,778,601
                                                 ==========        ============       ============

Common/Collective Trusts:

      LaSalle National Trust*
       annual effective returns varying
       from 6.16% to 6.29% in 1999               25,209,901        $ 25,209,901       $ 25,209,901
                                                 ==========        ============       ============

Mutual Funds:

      American Balanced Fund*                     2,166,410        $ 30,500,498       $ 31,239,629
      Investment Company of America Fund*         1,453,380          36,220,666         47,176,699
      New Perspective Fund*                         565,263          12,496,881         16,641,354
      Twentieth Century Ultra Fund*                 558,313          18,350,692         25,559,591
                                                 ==========        ------------       ------------

      Total Mutual Funds                                           $145,441,359       $120,617,273
                                                                   ============       ============


* Investments represent 5% or more of the Plan's net assets.

(4)  Federal Income Taxes

     The Plan obtained its latest determination letter on September 24, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.


                                                                     (Continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999


(5)  Outstanding Commitments to Participants

     At December 31, 2000 and 1999, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

(6)  Employee Stock Ownership Plan Transfers

     In accordance with the Internal Revenue Code Section 401(a)(28)(B), participants in an Employee Stock Ownership Plan (ESOP) are eligible to diversify a portion of their balance if they are 55 years of age or older and have been a participant of the Plan for at least 10 years. During the first five years of eligibility, participants may direct up to 25 percent of their ESOP balance into the various investment options offered in the Savings and Investment Plan. In the sixth year of eligibility, participants may direct up to 50 percent of their ESOP balance into the various options offered in the Savings and Investment Plan. In the current year, there were $510,356 in transfers from the ESOP to the Savings and Investment Plan.

                                                                      Schedule 1

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 2000

                                             No. Shares,
                                              Units or
                                              Principal                        Fair
                                               Amounts          Cost           Value
                                             -----------    ------------    ------------

Common Stock:

*     Allergan, Inc.                          1,725,663     $ 45,175,350    $167,066,612
                                             ==========     ============    ============

Common/Collective Trusts:

*     American Century Stable Asset
      Fund, effective returns varying
      from 5.96% to 6.14%                    28,571,299     $ 28,571,299    $ 28,571,299
                                             ==========     ============    ============

Mutual Funds:

      INVESCO Balanced Fund                   1,730,291     $ 30,226,230    $ 29,172,706
*     American Century Income and
        Growth Fund                           1,313,759       43,468,751      39,662,375
*     J.P. Morgan SmartIndex Fund                65,667        1,123,569       1,026,376
*     American Century Ultra Fund               772,455       32,809,630      25,004,353
      American Funds New Perspective Fund       716,011       21,398,700      17,220,060
*     American Century International
        Growth Fund                             167,062        2,173,797       1,825,987
      Franklin Small Cap Growth A Fund          117,239        5,333,368       4,611,003
                                             ==========     ------------    ------------

      Total Mutual Funds                                    $136,534,045    $118,522,860
                                                            ============    ============

Participant Loans
 interest rates varying from 8.75%
 to 10.50% in 2000, latest
 maturity 2015                                5,074,949     $  5,074,949    $  5,074,949
                                             ==========     ============    ============

Temporary Investments and Deposits:

*     UMB Bank
      UMB Scout Prime R,
      effective returns varying
      from 4.2% to 5.3%                         294,440     $    294,440    $    294,440
                                             ==========     ============    ============


*    Party in interest

                 See accompanying independent auditors' report.

                                 EXHIBIT INDEX


Exhibit
Number                     Description of Exhibits
------                     -----------------------

  23              Consent of KPMG LLP Independent Auditors